Filed by Rotor Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Rotor Acquisition Corp.

Commission File No.: 001-39897

On August 18, 2021, Rotor Acquisition Corp. and Sarcos Corp. distributed the following Analyst Day Presentation.

SARCOS® THE PREMIER HIGH-GROWTH, PURE PLAY INDUSTRIAL ROBOTICS INVESTMENT Analyst Day Presentation Ben Wolff – Chief Executive Officer August 2021

DISCLAIMER • Legal Disclaimer • This presentation is for informational purposes only to assist interested parties in making their own evaluation with respect to the potential business combination between Sarcos Corp. (“Sarcos”) and Rotor Acquisition Corp. (“Rotor”) (the “Potential Business Combination”). This presentation is made solely for informational purposes; Sarcos, Rotor, and their respective representatives expressly disclaim liability for, and make no express or implied representation or warranty with respect to, the information contained in or omitted from this presentation, or any other information or communication (whether written or oral) transmitted to any prospective investor. • Recipients of this presentation acknowledge that (a) they are aware that United States securities laws prohibit any person who has material, non-public information concerning a company from purchasing and selling securities of such company or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person may purchase or sell such securities and (b) they will neither use, nor cause any third party to use, this presentation or any information contained herein in violation of the Securities Exchange Act of 1934, as amended, including, without limitation, Rule 10b-5 thereunder. • This presentation and any oral statements made in connection therewith do not constitute an offer or invitation or solicitation of any offer to sell or purchase any securities, or the solicitation of any vote, consent or approval in any jurisdiction in connection with the Potential Business Combination or any related transactions, nor shall there be any sale, issuance or transfer of any securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. This presentation does not constitute either advice or a recommendation regarding any securities. The communication of this presentation is restricted by law; it is not intended for distribution to, or use by any person in, any jurisdiction where such distribution or use would be contrary to local law or regulation. • No representations or warranties, express or implied are given in, or in respect of, this presentation. To the fullest extent permitted by law, in no circumstances will Sarcos, Rotor or any of their respective subsidiaries, stockholders, affiliates, representatives, partners, directors, officers, employees, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. Recipients of this presentation are not to construe its contents, or any prior or subsequent communications from or with Rotor, Sarcos or their respective representatives as investment, legal or tax advice. In addition, this presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of Sarcos or the Potential Business Combination. Recipients of this presentation should each make their own evaluation of Sarcos and/or the Potential Business Combination and of the relevance and adequacy of the information and should make such other investigations as they deem necessary. Nothing contained in this presentation shall be deemed to be a recommendation from Rotor, Sarcos, or their respective representatives to any party to enter into any transaction or to take any course of action. • Forward-Looking Statements • Information in this presentation represents current expectations relating to transaction structure and is subject to further discussion and negotiation of definitive documentation in its entirety. All statements in this presentation other than statements of historical fact, including, but not limited to, statements regarding Sarcos’ future operating results, financial position, business strategy, addressable market, anticipated benefits of its technologies, and plans and objectives for future operations and offerings are “forward-looking statements” and can often be identified by the use of terminology such as “may,” “will,” “estimate,” “intend,” “continue,” “believe,” “expect,” “anticipate,” “should,” “could,” “potential,” “projection,” “forecast,” “plan,” “trend,” “assumption,” “opportunity,” “predict,” “seek,” “target,” or similar terminology, although not all forward-looking statements contain these identifying terms. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics, projections of market opportunity and market share, expectations and timing related to commercial product launches, potential benefits of the transaction and the potential success of Sarcos’ strategy, and expectations related to the terms and timing of the transaction. These forward-looking statements are based upon Sarcos management’s current expectations, assumptions and estimates as of the date of this presentation and are not guarantees of future results or the timing thereof. These forward-looking statements are provided for illustrative purposes only and are not intended to serve, and must not be relied on by any investor, as a guarantee, assurance, prediction or definitive statement of fact or probability. Actual results may differ materially from those contemplated in these statements due to a variety of risks and uncertainties, including, but not limited to, risks and uncertainties related to the inability of the parties to successfully or timely consummate the Potential Business Combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Potential Business Combination, and the failure to realize the anticipated benefits of the Potential Business Combination; Sarcos’ ability to execute on its business strategy, including timing of commercial launch of the Guardian XO and Guardian XT, ability to attract and retain customers, ability to develop new products and services and enhance existing products and services, ability to respond rapidly to emerging technology trends, ability to compete effectively and ability to manage growth; the duration and global impact of COVID-19; the number of redemption requests made by Rotor’s public stockholders and the ability of Rotor or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future and other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Rotor’s definitive proxy statement filed with the SEC on August 6, 2021 and other documents of Rotor filed, or to be filed, with SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Rotor nor Sarcos presently know of that Rotor and Sarcos currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Rotor’s and Sarcos’ expectations, plans or forecasts of future events and views as of the date of this presentation. Rotor and Sarcos anticipate that subsequent events and developments will cause Rotor’s and Sarcos’ assessments to change. SARCOS PROPRIETARY 2 SARCOS®

DISCLAIMER

The information contained herein is provided only as of the date on which this presentation is made and is subject to change. However, while Sarcos and Rotor may elect to update these forward-looking statements in the future, each of Sarcos and Rotor is not under any obligation, and expressly disclaims any duty, to update or otherwise revise the information after the date of this presentation, whether as a result of new information, new developments or otherwise. These forward-looking statements should not be relied upon as representing Rotor's and Sarcos' assessments as of any date subsequent to the date of this presentation. Accordingly, you should not place undue reliance on the forward-looking statements. Sarcos and Rotor have not independently verified the statistical and other industry data generated by independent parties and contained in this presentation and accordingly cannot guarantee their accuracy or completeness.

Use of Data

This presentation also contains estimates and other statistical data made by independent parties and by Sarcos relating to market size and growth and other industry data. These data involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. Sarcos and Rotor have not independently verified the statistical and other industry data generated by independent parties and contained in this presentation and, accordingly, cannot guarantee their accuracy or completeness. In addition, projections, assumptions and estimates of Sarcos' future performance and the future performance of the markets in which it competes are necessarily subject to a high degree of uncertainty and risk due to a variety of factors. These and other factors could cause results or outcomes to differ materially from those expressed in the estimates made by the independent parties and by Sarcos.

Trademarks

Sarcos and Rotor own or have rights to various trademarks, service marks and trade names that they use in connection with the operation of their respective businesses. This presentation may also contain trademarks, service marks, trade names and copyrights of third parties, which are the property of their respective owners. The use or display of third parties' trademarks, service marks, trade names or products in this presentation is not intended to, and does not imply, a relationship with Sarcos or Rotor, or an endorsement or sponsorship by or of Sarcos or Rotor. Solely for convenience, the trademarks, service marks, trade names and copyrights referred to in this presentation may appear without the TM, SM, ® or © symbols, but such references are not intended to indicate, in any way, that Sarcos or Rotor will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks, trade names and copyrights.

Use of Projections

The projections, estimates and targets in this presentation are forward-looking statements that are based on assumptions as of the date they were made and that were inherently subject to significant uncertainties and contingencies, many of which are beyond Sarcos' and Rotor's control. Such projections, estimates and targets are included for illustrative purposes only and should not be relied upon as necessarily being indicative of future results. While all projections, estimates and targets are necessarily speculative, Sarcos and Rotor believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection, estimate or target extends from the date of preparation. The assumptions and estimates underlying the projected, expected or target results are inherently uncertain, are subject to change and are subject to a wide variety of significant business, economic, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those contained in such projections, estimates and targets. The inclusion of projections, estimates and targets in this presentation should not be regarded as an indication that Sarcos and Rotor, or their representatives, considered or consider the financial projections, estimates and targets to be a reliable prediction of future events. The independent auditors of Rotor and of Sarcos did not audit, review, compile or perform any procedures with respect to the projections for the purpose of their inclusion in this presentation, and accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this presentation.

Financial Information; Non-GAAP Financial Measures

The financial information and data for the year ended December 31, 2020 are unaudited and do not conform to Regulation S-X. Accordingly, such information and data may not be included in, may be adjusted in or may be presented differently in, any proxy statement or registration statement to be filed by Rotor or Sarcos with the SEC. Some of the financial information and data contained in this presentation, such as EBIT, EBITDA, Adjusted EBITDA, Adjusted EBITDA margin and Free Cash Flow, have not been prepared in accordance with United States generally accepted accounting principles ("GAAP"). EBIT is defined as net loss adjusted for income and taxes, and other income or expenses. EBITDA is defined as net loss adjusted for income and taxes, depreciation and amortization not derived from XO/XT unit deployment, and other income or expense. Adjusted EBITDA is defined as net loss adjusted for interest and taxes, depreciation and amortization, and other income or expenses, amortization of costs related to XO/XT unit deployment that is reflected in cost of goods sold. Adjusted EBITDA margin is defined as Adjusted EBITDA divided by revenue. Free Cash Flow is defined as operating cash flows less capital expenditures. Adjusted EBITDA and Free Cash Flow have been included in this presentation because they are key measures used by Sarcos' management and board of directors to evaluate its operating performance and liquidity, generate future operating plans and make strategic decisions regarding the allocation of capital. In particular, the exclusion of certain expenses in calculating Adjusted EBITDA facilitates operating performance comparisons on a period-to-period basis and, in the case of exclusion of the impact of equity-based compensation, excludes items that Sarcos does not consider to be indicative of its core operating performance. Accordingly, Sarcos and Rotor believe that the use of these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating Sarcos' operating results in the same manner as its management and board of directors. Non-GAAP financial measures have limitations as an analytical tool, and you should not consider them in isolation or as a substitute for analysis of Sarcos' results as reported under GAAP. For example, other companies may calculate non-GAAP measures differently, or may use other measures to calculate their financial performance, and therefore Sarcos' non-GAAP measures may not be directly comparable to similarly titled measures of other companies. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in Sarcos' financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-GAAP financial measures. In order to compensate for these limitations, management presents non-GAAP financial measures in connection with GAAP results.

A reconciliation of the non-GAAP financial measures to the corresponding GAAP measures is included in the supplemental materials at the end of the presentation. A reconciliation that forward-looking non-GAAP financial measures has not been provided because the various reconciling items are difficult to predict and subject to constant change.

3 SARCOS PROPRIETARY

DISCLAIMER •Additional Information •In connection with the Potential Business Combination, Rotor has filed with the SEC a definitive proxy statement relating to theProposed Business Combination and mailed the definitive proxy statement to stockholders on August 9, 2021. This presentation does not contain all the information that should be considered concerning the Potential Business Combination andisnot intended to form the basis of any investment decision or any other decision in respect of the Business Combination. Rotor’s shareholders and other interested persons are advised to read the definitive proxy statement and other documents filed in connection with the Potential Business Combination, as these materials will contain important information about Rotor, Sarcos and the Potential Business Combination. The definitive proxy statement and other relevant materials for the Potential Business Combination have been or will be mailed to shareholders of Rotor as of August 2, 2021, the record dateestablished for voting on the Potential Business Combination. Shareholders will also be able to obtain copies of the definitive proxy statement and other documents filed with the SEC, without charge, at the SEC’s website at www.sec.gov, or by directing a request to: Rotor Acquisition Corp. 405 Lexington Avenue, New York, New York 10174. •Participants in the Solicitation •Rotor and its directors and executive officers may be deemed participants in the solicitation of proxies from Rotor’s shareholders with respect to the Potential Business Combination. A list of the names of those directors and executive officers and a description of their interests in Rotor is contained in Rotor’s definitive proxy statement related to the Potential Business Combination and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Rotor Acquisition Corp. 405 Lexington Avenue, New York, New York 10174. •Sarcos and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from theshareholders of Rotor in connection with the Potential Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Potential Business Combination is included in the definitive proxy statement for the Potential Business Combination. SARCOS PROPRIETARY 4 SARCOS®

HOW DOES WORK GET DONE WHEN THERE AREN’T ENOUGH WORKERS TO GO AROUND? Barrons.com, Census.gov, CNN.com, IndustryWeek.com SARCOS PROPRIETARY 5 SARCOS®

THE ANSWER: A FLEET OF INDUSTRIAL ROBOTS THAT AUGMENT INSTEAD OF AUTOMATE FOR NON-REPETITIVE JOBS The Robot-as-a-Service offering is expected to provide next generation, scalable labor force multiplier with an immediate ROI for industrial and military customers Guardian®️ XT™ Avatar Robot Guardian®️ XO®️ Exoskeleton Robot Sarcos is developing a fleet of highly dexterous mobile industrial robots, that it will own and manage, to deliver multiples of productivity and enhanced safety across a wide range of industries for the annual cost of a single FTE SARCOS PROPRIETARY 6 SARCOS®

30+ YEARS OF DEVELOPMENT SARCOS EVOLUTION Air Force XO contract XO program begins (DARPA) 2nd XO hydraulic(DARPA) 1stXO hydraulic(DARPA) US SOCOM XO contract XO debut at CES GS multi-unit sale to US DoD US Navy XT contract Raytheon buys Sarcos Industry Advisory Group established Marine Corp XO contract Series B ($30m) Series A ($15m) Ben Wolff leads group to purchase Sarcosfrom Raytheon Added 4 distribution partners (2 NA, 2 EU) Series C ($40m) 1983 2000 2006 2007 2010 2015 20162018 2019 2020 Predecessor spinout from University of Utah SARCOS PROPRIETARY 7 SARCOS®

GLOBAL NEED DRIVES DEMAND WORKER SHORTAGE, INJURY, AND FATIGUE = KEY DRIVERS OF OPPORTUNITY $100 billion spent annually on back injuries in the U.S. Spine Research Institute & OSHA $136 billion annual costs in lost production due to fatigue OSHA, 2007 Falls from height #4 most disabling & costly injury after overexertion and falling from the same level 2019 Liberty Mutual Workplace Safety Index $4.98 billion direct compensation cost for injuries from falling to a lower level1 U.S. Office of Personnel Management $1.6 trillion global impact in the construction industry Industry Source Over the past two decades, there has been ~1% annual growth in construction productivity Industry Source $2.5 trillion negative impact on U.S. economy Industry Source 2.4 million U.S. worker shortage in manufacturing by 2028 Industry Source 44 34 33 32 30 28 28 22 22 19 13 13 9 72 62 60 39 44 42 67 36 51 33 39 25 19 Japan Italy Germany Sweden France UK Spain US Poland Russia China World India OLD AGE DE P E NDE NCY RAT IO (%) # of people 65+ as % of labor force (15-64), forecasts n2015 n2050 Source: European Commission SARCOS PROPRIETARY 8 SARCOS® 1) Excludes indirect costs and OSHA fines

$147 BILLION ANNUAL TARGET MARKET IN THE US ALONE

SCALE & EFFICIENCY TRANSCEND INDUSTRIES & APPLICATIONS, OFFERING BLUE OCEAN OPPORTUNITY

LARGE ADDRESSABLE MARKET[1]

>16 million people employed in the U.S. alone in jobs that can benefit from robotic augmentation


Total Addressable US Market: $147b
Serviceable Obtainable US Market: $15b

END MARKETS & APPLICATIONS

AEROSPACE	• Maintenance & repair • Assembly support
AUTOMOTIVE	• Ship / receive • Assemble
LOGISTICS	• Non-cons • Heavy duty
DEFENSE	• Logistics • Maintenance & repair
OIL & GAS	• Maintenance & diagnostics • Construct / deconstruct
POWER & UTILITIES	• Line and transformer maintenance • Infrastructure inspection
CONSTRUCTION	• Build & repair • Material transport
MANUFACTURING	• Move & manipulate • Assemble

9 | SARCOS PROPRIETARY

Source: Bureau of Labor Statistics Occupational Employment Statistics Survey; 1) TAM includes jobs identified from US BLS employment data that would benefit from Sarcos' product offerings, with an assumed XO / XT utilization rate at a blended annual cost of service. Assumes 10% initial market adoption for SOM. Does not include jobs outside of the US.

INNOVATION, EXPERIENCE, AND IP ENABLE A TRUE "BLUE OCEAN" OPPORTUNITY

PROPRIETARY INNOVATIONS

Kinematic equivalency

Modelled after human movement; designed to human body ratio

Intuitive controls with integrated feedback

Teleoperation (XT)

High fidelity force feedback for precision work

Platform-agnostic design for diverse environments

Human-like dexterity

Captures human ability to operate in unstructured environments

Augments humans with robotic strength, stamina, precision and speed

Energetic Autonomy

Reduced power from 6,800 to 500 watts

Optimized power utilization – elastic recovery

AI / ML robotics platform

Success-based teaching

Extensible object recognition and task files

Safety

Advanced controls

Comprehensive recovery

COMPETITIVE STRENGTHS

Highly experienced robotics team with **~500 years** cumulative robotics experience

30-years and **~$300m** in R&D investments

140 patents issued relevant to core technologies with an additional **94 patents** pending (as of January 2021)

DEEP ROBOTICS PATENT PORTFOLIO

COVERING FOUNDATIONAL TECHNOLOGIES


94
Pending
140
Issued


PROCESS
ALGORITHMS
SOFTWARE
HARDWARE

10 SARCOS PROPRIETARY

SARCOS

GUARDIAN® XO®: AN INDUSTRY 4.0 WORKFORCE MULTIPLIER WITH REDUCED RISKS OF INJURY

EXPONENTIAL PRODUCTIVITY FOR THE FULLY-BURDENED COST OF A SINGLE EMPLOYEE

CHALLENGES

- Need many specific lift assists
- 2+ people to lift heavy objects
- Injury and disability
- Asset damage
- Opportunity cost of limited resources

FEATURES

- Up to 200 lb lift capacity
- Hot-swap batteries, near-continuous operation
- Capable of up to 100% load relief
- < 30 seconds to don or doff
- Pricing of ~$9K / month

BENEFITS

- Force multiplier: safely enable workers to do more
- Mitigate risk of injury and fatigue
- Equalize workforce and extend careers

Companies prepared to pay $100,000 - $150,000 per year for an exoskeleton capable of lifting 100-200 lb[1]

Provide capabilities of **3 or more** human workers

Based on initial alpha unit testing customer feedback


SARCOS

Sarcos is at a commercial inflection point after 20 years of development

2000	2006	2010	2016	2018	2019	2020	2021	2022
XO program commercial begins (DARPA)	1st hydraulic prototype (DARPA)	2nd hydraulic prototype	Air Force XO contract	Marine Corps XO contract	USSOCOM XO contract	XO 'Alpha' debut at CES	2nd gen 'Beta' version complete	XO, XT units begin production end of 2022

11 | SARCOS PROPRIETARY

1) Independent blind study, commissioned by Sarcos, 2019. 46 companies across 20 industries, respondents not prompted; 2) Based on initial alpha unit testing customer feedback.

SARCOS®

GUARDIAN®️ XO®️: AN EXOSKELETON IN A CLASS OF ITS OWN INDUSTRIAL PARTIAL BODY UNPOWERED FORTIS EKSO ZERO G INDUSTRIAL PARTIAL BODY POWERED SAMSUNG PANASONIC REHABILITATION HONDA REWALK CYBERDYNE EKSO BIONICS FULL-BODY POWERED SARCOS PROPRIETARY 12 SARCOS®

GUARDIAN® XO® : EXAMPLE USE CASE



AVIATION

INSPECTION & MAINTENANCE

AIRCRAFT MAINTENANCE

CHALLENGES

Heavy components handling: Frontline maintenance crews handle heavy tools and parts that can lead to fatigue and strain

Injuries & downtime: 25.9 million+ workers lost an average of 7.2 days of work due to backpain[1]

Shoulder-related injuries: Employees are out of work for 27 days[2]

RESULTS

- Prevent fatigue-related downtime
- Reduce the risk of back, neck, and shoulder injuries
- Equalize the workforce
- Extend frontline workers' career span

13 | SARCOS PROPRIETARY

1) American Academy of Orthopaedic Surgeons, 2004; 2) Bureau of Labor Statistics, 2019

SARCOS®

GUARDIAN® XO® : EXAMPLE USE CASE



LOGISTICS

LAST-MILE DELIVERY

HEAVY PARCEL BAG HANDLING

CHALLENGES

Heavy, ergonomically challenging tasks: Distribution center workers repeatedly lift heavy parcel bags off shelves to load into vans for last-mile delivery. Over time, these tasks can cause fatigue, strain, and back, shoulder, and neck injuries

RESULTS

- Prevent fatigue-related downtime
- Reduce the risk of back, neck, and shoulder injuries
- Equalize the workforce
- Extend frontline workers' career span

14 | SARCOS PROPRIETARY

SARCOS®

GUARDIAN® XT™: HIGHLY DEXTEROUS ROBOTIC AVATAR

CHALLENGES

- More support required
- Cost of equipment
- High insurance cost
- Worker fatigue & injury
- Hazardous conditions

FEATURES

- Lift and manipulate up to 200 lb
- HD immersive experience
- Force feedback to control precision
- Mount to many mobile and telescoping bases
- Indoor and outdoor use
- Pricing of $5K / month

BENEFITS

- Optimize productivity for precise tasks in dangerous environments
- Reduce at-height and overhead fatigue,
- Reduce injury & exposure to hazardous conditions
- Mitigate risks and associated costs
- Reduce insurance premiums & hazard pay




TEREX

Ability to reduce standard crew by **50%** and complete jobs **20%** faster

Based on initial alpha unit testing customer feedback

- *2010* — GT Prototype
- *2020* — Alpha v1
- *2021* — Beta v1
- *2022* — Commercial production

15 | SARCOS PROPRIETARY

SARCOS®

GUARDIAN® XT™: EXAMPLE USE CASE






CONSTRUCTION

REPAIR AND MAINTENANCE

AT-HEIGHT & OVERHEAD TOOL WORK

CHALLENGES

Skilled labor shortage: Construction is aging out their skilled workers with 21% over age 55[1]

Worker fatigue: Construction work involves heavy materials, tools, and difficult conditions

Potentially life-altering injuries and events: Falls from height are the leading cause of death for construction workers (33.5% of fatalities)[2]

RESULTS

- Reduce idle and downtime due to worker fatigue
- Eliminate humans doing elevated and at-height work
- Eliminate worker exposure to hazmat (welding fuel gas, silica, cement dust, etc.)
- Reduce safety equipment and infrastructure costs for at-height work

16 SARCOS PROPRIETARY

1) 2020 National Outlook Survey, Associated General Contractors of America; 2) U.S. Bureau of Labor Statistics, 2018

SARCOS®

GUARDIAN® XT™: EXAMPLE USE CASE



POWER UTILITY

INSPECTION & MAINTENANCE

OVERHEAD, HIGH VOLTAGE POWER LINE[1]

CHALLENGES

Hazardous conditions: High voltage power line work at-height and in all-weather conditions

Potentially life-altering injuries and events: High risk of electrocutions, burns, and falls from height

Human cost and downtime: The average cost for electrocution is more than $550,000 with the median number of days off for electrical injuries is 4 days[2]

RESULTS

- Reduce occurrence and costs for fatalities & injuries
- Improve frequency and coverage of power line inspection and maintenance.
- Eliminate humans doing elevated and at-height work.

1) The Guardian XT mobile robot is designed to enable remote distribution power line work only; it is not ideal for high voltage transmission line work; 2) U.S. Bureau of Labor Statistics and the U.S. Census Bureau, 2018

17 SARCOS PROPRIETARY

SARCOS®

CYTAR: CYBERNETIC TRAINING FOR AUTONOMOUS ROBOTS


DYNAMIC
SARCOS
HUMAN INTELLIGENCE
AND
AGI (ARTIFICIAL GENERAL
INTELLIGENCE)
Autonomous cars
Drones
Delivery and inspection robots
REPETITIVE
DIVERSE
Factory Automation
Surgical robots
STATIONARY

THE PROBLEM: Autonomy in weakly structured environments is difficult:

- Traditional machine learning requires a time-consuming and expensive trial-and-error approach
- Existing AI/ML solutions are environment specific and hard to replicate as conditions change
- As a result, many industries are not able to benefit from the efficiencies offered by technological advancements

CYTAR: Sarcos technology offers a unique opportunity to bring autonomy to unstructured workplaces

- As the CYTAR program develops it will allow robots to improve decision making and become more independent
- The program will be developed in three phases, with the third and final phase expected to start in 2026

18 | SARCOS PROPRIETARY

CYTAR: GENERALIZABLE AUTONOMY IN ROBOT MANIPULATION TOWARDS HUMAN AUGMENTATION CYTAR VISION: A robotic system that combines human intelligence, instincts, and judgment with the strength, endurance, and precision of machines to: •augment human performance and awareness, and •operate autonomously when trained or remotely-controlled by a human operator in unstructured environments CYTAR APPROACH: Success-Based Teaching provides highly-optimized (i.e., human) solutions to each task, regardless of complexity and duration. In short, it is scalable for the real-world, where time and resources also matter MANNED/TRAINING MODE DEMONSTRATION Instructional input (video, language, teleoperation) TASK IMITATION Learn the task in the same environment GENERALIZATION New task variations in novel, unstructured environments MAN ON THE LOOP AUTONOMOUS MODE SARCOS PROPRIETARY 19 SARCOS®

HOW DO WE DO IT? CONTROL Multi-modal sensors-motor skills Sensory-Motor Skills Primitives AI-BASED PLANNING Skill sequencing and compositional planning Sequential Tasking AI-BASED PERCEPTION Complex task structure Complex Task Structure DATA FOR CYTAR Expert needs to demonstrate, not label Demonstration Data CYTAR SARCOS PROPRIETARY 20 SARCOS®

ROBOT-AS-A-SERVICE (RAAS) MODEL EXPECTED TO ACCELERATE ADOPTION AND DELIVER RECURRING REVENUES

RAAS INTENDED TO OFFER ECONOMIC ADVANTAGES AND A UNIQUE VALUE PROPOSITION

BENEFITS OF RAAS

- No implementation / infrastructure cost
- Remote monitoring & updates
- Service and maintenance included
- OpEx expenditure
- No upfront CapEx outlay

RAAS VS. BUY

- ✓ Maintenance and servicing covered by Sarcos
- ✓ Lowers barriers to deployment due to no CapEx outlay
- ✓ Simple implementation with no infrastructure modifications required
- ✓ Cost equivalent to fully-burdened $25 / hour full-time employee
- ✓ Immediate customer ROI due to multiples of productivity
- ✓ Eliminates technology obsolescence risk and software updates included as part of the overall service agreement

Scalable next-gen labor force anticipated to enable flexibility with relevance in both strong and weak economies

21 | SARCOS PROPRIETARY
SARCOS®

TARGET INDUSTRIES AND CUSTOMERS

LEAD PROSPECTIVE CUSTOMERS HAVE IDENTIFIED INITIAL NEEDS RANGING FROM 100-TO-3,000 UNITS PER CUSTOMER

REPRESENTATIVE TARGET CUSTOMERS

INDUSTRIAL

- Bechtel *
- Boeing
- Caterpillar *
- Delta *
- Dow
- Ford
- Hunter
- Link-Belt Cranes
- Manitowoc
- Morrison Utility Services
- Komatsu
- Quanta Services, Inc.
- Reliance Steel & Aluminum Co.
- Rosenboom Custom. Crafted. Cylinders.
- Schlumberger *

LOGISTICS

- C.H. Robinson
- DHL
- FedEx
- Lineage
- Penske Logistics
- UPS

E-COMMERCE

- Amazon
- Walmart

FOOD SERVICES

- Americold
- mla Meat & Livestock Australia
- Tyson

DOD / GOVERNMENT

- United States Navy
- Department of the Air Force
- United States Marine Corps
- United States Special Operations Command

> *"We owe it to the best airline employees on the planet to explore how emerging technology can make their jobs safer and easier…**That's why we sought out a partnership with Sarcos**"*
>
> *– Gareth Joice, Delta Senior Vice President – Airport Customer Service and Cargo*
>
> DELTA

EXPECTED CUSTOMER JOURNEY AND TIMING

Beta Unit Trials (2-4 weeks)
Mid-2022

Low Volume Commercial Pilots (2-6 units)
Late 2022 / Early 2023

Scale Deployments
Mid-2023

6 Months
Average expected sales cycle

36 Months
Expected standard contract term contract length

22 | SARCOS PROPRIETARY

* Publicly disclosed partner / investor

SARCOS

ILLUSTRATIVE PER UNIT ECONOMICS (6-YEAR SERVICE LIFE, AS OF 2026)

XO



REVENUE

($ in thousands)


$600
Cumulative

COST


Setup
Repair
Amortization
$175
Cumulative

CASH FLOW

Cash flow margin **71%**


$425
Cumulative

PAYBACK PERIOD

~8 MONTHS

DX / XT



REVENUE


$360
Cumulative

COST


Setup
Repair
Amortization
$90
Cumulative

CASH FLOW

Cash flow margin **75%**


$270
Cumulative

PAYBACK PERIOD

~8 MONTHS

23 SARCOS PROPRIETARY

SARCOS

FINANCIAL PROJECTIONS (AS OF JANUARY 2021)

*PANDEMIC EFFECT ON SUPPLY CHAIN AND STAFFING NOW ANTICIPATED TO DELAY COMMERCIAL LAUNCH BY ~6 MONTHS, IMPACTING MEDIUM-TERM FINANCIAL METRICS IN 2021-2023 PERIOD. LONGER TERM OUTLOOK REMAINS UNCHANGED

REVENUE ($ MILLIONS)



Cumulative XO + XT units deployed
550
2,550
8,000
22,500
43,000
'20-'26 CAGR: 161%
$8
$9
$22
$166
$438
$1,229
$2,714
2020A
2021E*
2022E*
2023E*
2024E
2025E
2026E

GROSS PROFIT ($ MILLIONS)



Gross margin
42%
46%
22%
54%
54%
53%
59%
$4
$4
$5
$89
$235
$649
$1,591
2020A
2021E*
2022E*
2023E*
2024E
2025E
2026E

ADJUSTED EBITDA[1] ($ MILLIONS)



Adjusted EBITDA margin
NM
NM
NM
28%
52%
61%
70%
($19)
($51)
($59)
$46
$228
$753
$1,906
2020A
2021E*
2022E*
2023E*
2024E
2025E
2026E

(1) Adjusted EBITDA includes XO / XT product amortization, which is recognized in cost of goods sold and excludes stock-based compensation. Please refer to the Adjusted EBITDA reconciliation in the appendix.

CAPITAL EXPENDITURES ($ MILLIONS)



As % of sales
24%
151%
219%
69%
67%
60%
39%
$2
$13
$48
$114
$294
$733
$1,066
2020A
2021E*
2022E*
2023E*
2024E
2025E
2026E

FREE CASH FLOW[2] ($ MILLIONS)



($20)
($64)
($99)
($50)
($6)
$27
$587
2020A
2021E*
2022E*
2023E*
2024E
2025E
2026E

(2) Free Cash Flow defined as CFO less Capex.

24 | SARCOS PROPRIETARY

Projections as of January 2021 and do not account for circumstances or events occurring after such date. Sarcos currently expects that Guardian XT and Guardian XO will not be commercially available until the end of 2022 at the earliest, which will impact timing and expected ramp of revenue, particularly for 2021 and 2022.

SARCOS

TRANSACTION STRUCTURE AND PRO FORMA EQUITY OWNERSHIP

TRANSACTION STRUCTURE

- The transaction is expected to close in Q3 2021
- Post-closing, the combined company is expected to be listed on the Nasdaq, will be named "Sarcos Technology and Robotics Corporation" and will trade under the symbol STRC

VALUATION

- Total pro forma valuation of $1.3 billion at a 2025E EV/Adj. EBITDA multiple of 1.7x and a 2026E EV/Adj. EBITDA multiple of 0.7x
- Proceeds from the transaction will be used to capitalize the balance sheet with $446 million[1], which will primarily be used to fund the growth of the business and comfortably exceeds projected cash needs

CAPITAL STRUCTURE

- The transaction will be funded by a combination of $276 million cash held in trust and $220 million in PIPE proceeds[1]
- All-primary transaction; existing Sarcos Corp. shareholders, are rolling their equity and are expected to collectively own ~68% of the pro forma company at closing[1]
- Transaction includes 28.1m shares subject to earn-out aligning incentives between management and investors
  - 14.06m shares earned at $15 / share, with another 14.06m earned at $20 / share

SOURCES & USES[1,2]

($ in millions)

Transaction sources		Transaction uses	
Seller equity rollover[(1)]	$1,200	Stock to existing Sarcos shareholders	$1,200
Cash from SPAC[(1)]	276	Capital uses	265
Cash from PIPE	220	Remaining cash to balance sheet	181
Founder shares	64	Founder shares	64
		Estimated transaction expenses	50
Total cash sources	**$1,760**	**Total cash uses**	**$1,760**

The transaction will fully fund Sarcos' growth plan, with additional $181 million of cash to balance sheet – leaving ample room to pursue potential M&A opportunities

($ in millions)

Capital uses	
Continued XO / XT product development	$35
XO / XT inventory (success-based)	70
CYTAR / AI New Product R&D	125
General operating expenses	25
Capex – facilities & operations	10
Total Capital uses	**$265**

PRO FORMA VALUATION AND OWNERSHIP[1,2]

($ in millions)

Pro Forma Valuation	
Share price	$10.00
Pro forma shares oustanding (mm)	176
Pro forma equity value	**$1,760**
Plus: debt[(3)]	–
Less: cash to balance sheet	(446)
Pro forma enterprise value	**$1,314**



Shares to SPAC sponsor 3.6%
Shares to PIPE 12.5%
Shares to SPAC 15.7%
Rollover shares to existing shareholders 68.2%

1) Assumes no redemptions from the public shareholders of Rotor. Assumes PIPE proceeds of $220m; 2) Values shown assuming $10 per Rotor shares. Does not include the impact of earn-out or Rotor warrants outstanding; 3) Excludes outstanding PPP loan

25 | SARCOS PROPRIETARY

SARCOS – AN ATTRACTIVE VALUATION PARADIGM FOR INVESTORS

	2025E
Revenue	**$1,229 million**
Adj. EBITDA[1]	**$753 million**
Illustrative Adj. EBITDA Reference Range[2]	**24.0x – 34.0x**
Implied Future Enterprise Value[2]	**$18.0 billion – $25.6 billion**
Illustrative Discounted Enterprise Value[3]	**$6.3 billion – $9.0 billion**
Pro Forma Enterprise Value	**$1.3 billion**

Based on projections as of January 2021, and do not account for circumstances or events occurring after such date. Further delay in commercial launch may adversely impact 2025 projections.



EV / ADJ. EBITDA
Robotics & Automation (2021E)
28.6x
Pro forma Value (2025E)
1.7x
Pro forma Value (2026E)
0.7x
Disruptive Category Creators (2025E)
24.6x
Recent Hardware de-SPACs (2025E)
11.7x
5.6x
EV / REVENUE
Robotics & Automation (2021E)
8.6x
Pro forma Value (2025E)
1.1x
Pro forma Value (2026E)
0.5x
Disruptive Category Creators (2025E)
4.4x
Recent Hardware de-SPACs (2025E)
3.4x
1.6x
EV / EBIT
Robotics & Automation (2021E)
35.4x
Pro forma Value (2025E)
2.7x
Pro forma Value (2026E)
1.0x
Disruptive Category Creators (2025E)
32.7x
Recent Hardware de-SPACs (2025E)
11.5x
7.4x[4]
Current trading
At deal announcement

Source: Company materials, filings, and FactSet as of 3/4/2021; 1) Adjusted EBITDA includes XO / XT product amortization, which is recognized in cost of goods sold and excludes stock-based compensation. Please refer to the Adjusted EBITDA reconciliation in the appendix; 2) Reference range based on approximate ±5.0x of Robotics & Automation multiple. Implied values driven off EV / Adj. EBITDA multiple; 3) Assumes discount rate of 30.0%; 4) Excludes Virgin Galactic

26 SARCOS PROPRIETARY

Q&A SARCOS

APPENDIX SARCOS

NON-GAAP RECONCILIATION AS OF JANUARY 2021* ($ IN MILLIONS) Adjusted EBITDA 2020A 2021E 2022E 2023E 2024E 2025E 2026E Net Income/(Loss) ($17.9) ($51.6) ($63.8) $3.6 $126.1 $352.4 $929.6 Depreciation and Amortization 1.6 1.1 0.7 0.3 0.4 0.5 0.6 Interest Income/(Expense) 0.1 - - - - - - Other Income/(Expense) 2.4 - - - - - - Income Tax Expense 0.0 - - - - 133.6 437.5 EBITDA (18.8) (50.6) (63.1) 3.9 126.4 486.5 1,367.7 Amortization from XO/XT Units - - 4.3 41.9 101.5 266.6 538.0 Adjusted EBITDA ($18.8) ($50.6) ($58.9) $45.7 $228.0 $753.1 $1,905.6 EBIT 2020A 2021E 2022E 2023E 2024E 2025E 2026E Net Income/(Loss) ($17.9) ($51.6) ($63.8) $3.6 $126.1 $352.4 $929.6 Interest Income/(Expense) 0.1 - - - - - - Income Tax Expense 0.0 - - - - 133.6 437.5 EBIT ($18.0) ($51.6) ($63.8) $3.6 $126.1 $486.0 $1,367.1 Free Cash Flow 2020A 2021E 2022E 2023E 2024E 2025E 2026E Net Income/(Loss) ($17.9) ($51.6) ($63.8) $3.6 $126.1 $352.4 $929.6 Deprec/Amort/ Other Income (0.9) 1.1 0.7 0.3 0.4 0.5 0.6 Amortization from XO/XT Units - - 4.3 41.9 101.5 266.6 538.0 Advanced XO/XT Payments - - 7.4 18.7 60.5 140.5 184.6 Other Operating Adjustments (0.8) (0.0) - - - - - Cash from Operating Activities (18.1) (50.6) (51.4) 64.4 288.5 759.9 1,652.8 CapEx - Revenue Generating - - (47.6) (114.3) (294.0) (732.9) (1,066.1) CapEx - Other (2.1) (13.0) - - - - - Cash used in Investing Activities (2.1) (13.0) (47.6) (114.3) (294.0) (732.9) (1,066.1) Free Cash Flow ($20.1) ($63.6) ($99.0) ($50.0) ($5.6) $27.1 $586.7 *Pandemic effect on supply chain and staffing now anticipated to delay commercial launch by ~6 months, impacting medium-term financial metrics in 2021-2023 period. Longer term outlook remains unchanged. Note: EBITDA includes amortization expense for RaaS units which is included in the respective COGS lines SARCOS PROPRIETARY 29 SARCOS®

Additional Information

In connection with the potential business combination (the “Potential Business Combination”) between Rotor Acquisition Corp. (“Rotor”) and Sarcos Corp. (“Sarcos”), Rotor has filed with the U.S. Securities and Exchange Commission (“SEC”) a definitive proxy statement on August 6, 2021 (the “proxy statement”). This presentation does not contain all the information that should be considered concerning the Potential Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Potential Business Combination. Rotor’s shareholders and other interested persons are advised to read the proxy statement and other documents filed in connection with the Potential Business Combination, as these materials will contain important information about Rotor, Sarcos and the Potential Business Combination.  The proxy statement and other relevant materials for the Potential Business Combination will be mailed to shareholders of Rotor as of August 2, 2021, the record date established for voting on the Potential Business Combination. Shareholders will also be able to obtain copies of the proxy statement and other documents filed with the SEC, without charge, at the SEC’s website at www.sec.gov, or by directing a request to: Rotor Acquisition Corp. 405 Lexington Avenue, New York, New York 10174.

No Offer or Solicitation

Nothing herein constitutes an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Participants in the Solicitation

Rotor and its directors and executive officers may be deemed participants in the solicitation of proxies from Rotor’s shareholders with respect to the Potential Business Combination. A list of the names of those directors and executive officers and a description of their interests in Rotor is contained in Rotor’s proxy statement related to the Potential Business Combination, and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Rotor Acquisition Corp. 405 Lexington Avenue,  New York, New York 10174. Additional information regarding the interests of such participants is contained in the proxy statement for the Potential Business Combination.

Sarcos and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Rotor in connection with the Potential Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Potential Business Combination are included in the proxy statement.

Forward-Looking Statements

All statements in this presentation other than statements of historical fact, including, but not limited to, statements regarding Sarcos’ future operating results, financial position, business strategy, addressable market, anticipated benefits of its technologies, and plans and objectives for future operations and offerings are “forward-looking statements” and can often be identified by the use of terminology such as “may,” “will,” “estimate,” “intend,” “continue,” “believe,” “expect,” “anticipate,” “should,” “could,” “potential,” “projection,” “forecast,” “plan,” “trend,” “assumption,” “opportunity,” “predict,” “seek,” “target,” or similar terminology, although not all forward-looking statements contain these identifying terms. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics, projections of market opportunity and market share, expectations and timing related to commercial product launches, potential benefits of the transaction and the potential success of Sarcos’ strategy, and expectations related to the terms and timing of the transaction. These forward-looking statements are based upon Sarcos management’s current expectations, assumptions and estimates as of the date of this presentation and are not guarantees of future results or the timing thereof. These forward-looking statements are provided for illustrative purposes only and are not intended to serve, and must not be relied on by any investor, as a guarantee, assurance, prediction or definitive statement of fact or probability. Actual results may differ materially from those contemplated in these statements due to a variety of risks and uncertainties, including, but not limited to, risks and uncertainties related to the inability of the parties to successfully or timely consummate the Potential Business Combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Potential Business Combination, and the failure to realize the anticipated benefits of the Potential Business Combination; Sarcos’ ability to execute on its business strategy, ability to attract and retain customers, ability to develop new products and services and enhance existing products and services, ability to respond rapidly to emerging technology trends, ability to compete effectively and ability to manage growth; the duration and global impact of COVID-19; the number of redemption requests made by Rotor’s public stockholders and the ability of Rotor or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future; other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Rotor’s proxy statement and other documents of Rotor filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Rotor nor Sarcos presently know of that Rotor and Sarcos currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Rotor’s and Sarcos’ expectations, plans or forecasts of future events and views as of the date of this presentation. Rotor and Sarcos anticipate that subsequent events and developments will cause Rotor’s and Sarcos’ assessments to change.